

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

Anthony Cappell
Chief Executive Officer
Chicago Atlantic Real Estate Finance, Inc.
420 North Wabash Avenue
Suite 500
Chicago, IL 60611

> **Re: Chicago Atlantic Real Estate Finance, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-11**
> **Submitted October 8, 2021**
> **CIK No. 0001867949**

Dear Mr. Cappell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

General

1. We note your response to comment 1. To the extent that you do not believe that your sponsor or its affiliates have sponsored prior programs, please tell us and clarify whether your manager and/or its affiliates have sponsored any investment funds or other vehicles that primarily have invested in real estate or real estate-related investments.

Overview, page 5

2. We your disclosure that loans to 13 borrowers comprise your portfolio. We also note your disclosure on page 2 that indicates the members of your Investment Committee had

> reviewed over 500 cannabis loan opportunities, of which 24 loans have been funded. Please clarify if any of the remaining 11 loans were funded on your behalf and will be transferred to the company.

Our Loan Origination Pipeline, page 7

3. We note that you are currently completing your underwriting process and negotiating definitive loan documents for two of the potential loan investments related to the fully-executed, non-binding term sheets and that, for the other two potential loans for which the Investment Committee has provided preliminary approval, you are in the process of completing your diligence and underwriting process and negotiating definitive loan documents. We also note that in the forepart of this section you refer to five executed, non-binding term sheets comprising $90M of anticipated loan commitments that you will extend. Please revise the discussion here to disclose the status of the fifth loan for which you have executed a non-binding term sheet or to clarify, specifically, to which four loans your current disclosure refers.

4. Please revise here and throughout the document to clarify the reference to your Investment Committee, which appears to reference the Manager's Investment Committee.

Our Initial Portfolio
Collateral Overview, page 102

5. We note your response to comment 8 and that you have removed the disclosure related to your additional collateral. Please explain to us why you believe the detailed disclosure regarding the real estate collateral is relevant information to provide to investors, but that similar disclosure regarding the additional collateral is not. In this respect, we note that your response indicates that the company would likely attempt to sell the loan to a third party rather than to attempt to foreclose on any of the collateral. Please revise your prospectus to prominently discuss this aspect of your business plan in greater detail. For example, we note that you highlight the "strong collateral" of your loan portfolio as a competitive strength of your business, but do not highlight that you likely would not seek to liquidate or foreclose on the collateral in order to satisfy a loan default. Please also disclose the limitations and risks surrounding your ability to sell the delinquent loan to a third party. Additionally, please expand your disclosure, including your risk factors, to clarify with greater specificity the limitations on your ability to foreclose under applicable state law. In particular, please discuss and identify the material regulatory and legal risks associated with the jurisdictions (e.g., Arizona, Arkansas, California, Florida, Maryland, Massachusetts, Michigan, Nevada, New Jersey, Ohio and Pennsylvania) in which your borrowers operate as it relates to collateralization. Finally, please discuss the provisions of the loan that would allow you to force the borrower to sell the collateral without taking title to the collateral and highlight any limitations and risks associated with a forced sale.

Anthony Cappell
Chicago Atlantic Real Estate Finance, Inc.
October 25, 2021
Page 3

You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Owen J. Pinkerton, Esq.